GMAC

Commercial Mortgage

550 California Street, 12th Floor

San Francisco, CA 94104

Tel. 415 835 9200

Fax 415 391 2949

Morgan Stanley Capital I Inc.

Series 2002 IQ3

Annual Statement as to Compliance

For Period of December 17, 2002 through December 31, 2002

Pursuant to Section 8.12 of the Pooling and Servicing Agreement, I attest that:

(a) A review of the activities of GMAC Commercial Mortgage as Special Servicer during the period, and of its performance under this Agreement, has been made under my supervision.

  To the best of my knowledge, based on such review, GMAC Commercial Mortgage as Special Servicer, has fulfilled all its obligations under this Agreement in all material respects throughout the period. However, during the period of December 17, 2002 through December 31, 2002, GMAC Commercial Mortgage as Special Servicer did not service any Specially Serviced Mortgaged Loans.

By: Michele Heisler Date: 1/31/03

Michele Heisler

Vice President, GMAC Commercial Mortgage Corporation

172A